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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athene Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7700 Mills Civic Parkway
(No. and Street)

West Des Moines (City) IA (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Batterson 515-342-4616
(Area Code ? Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name *of individual, state last, first, middle name*)

699 Walnut Street (Address) Des Moines (City) IA (State) 50309 (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, Chad Batterson, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Athene Securities, LLC, as of December 31, 2018, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President Athene Securities, LLC
Title

Notary Public

STEPHANIE KIDDER
COMMISSION NO. 767168
MY COMMISSION EXPIRES
MARCH 15, 2020
NOTARIAL SEAL
IOWA

This report** contains (check all applicable boxes):

(X) (a) Facing page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Athene Securities, LLC
Index
December 31, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Members of Athene Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Athene Securities, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in members' equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 15, 2019

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 699 Walnut Street Suite 1300 Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com

Athene Securities, LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	626,119
Prepaid expenses		19,707
Amounts due from affiliate		39,925
Total assets	$	685,751
Liabilities and members' equity		
Accrued expenses	$	142,864
Income tax liability		5,192
Total liabilities		148,056
Members' equity		
Members' capital		
Class A - 100 units authorized, issued, and outstanding		2,338,075
Class B - 34 units authorized, issued, and outstanding		152,000
Accumulated deficit		(1,952,380)
Total members' equity		537,695
Total liabilities and members' equity	$	685,751

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Income
Year Ended December 31, 2018

Revenues		
Commissions revenue	$	72,540
Service revenue		317,460
Total revenue		390,000
Expenses		
Audit fees		129,998
Commissions expense		72,540
Salaries, education, and facilities		72,352
FINRA fees		58,726
Management consulting fees		13,742
Administrative service fees		8,251
Other operating expenses		13,623
Total expenses		369,232
Income before income taxes		20,768
Income tax expense		5,192
Net income	$	15,576

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2018

	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance at January 1, 2018	$ 2,088,075	$ (1,967,956)	$ 120,119
Net income	—	15,576	15,576
Capital contribution	250,000	—	250,000
Issuance of Class B units	152,000	—	152,000
Balance at December 31, 2018	$ 2,490,075	$ (1,952,380)	$ 537,695

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2018

Operating activities		
Net income	$	15,576
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in:		
Amounts due from affiliate		(39,670)
Prepaid expenses		(1,493)
Accrued expenses		141,664
Income tax liability		5,192
Net cash provided by operating activities		121,269
Financing activities		
Capital contribution		250,000
Issuance of Class B units		152,000
Net cash provided by financing activities		402,000
Net increase in cash		523,269
Cash at beginning of year		102,850
Cash at end of year	$	626,119

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

Organization and Basis of Presentation
Athene Securities, LLC (the Company) is a 75% owned subsidiary of Athene Annuity and Life Company (AAIA) and 25% owned subsidiary of Athene Life Re Ltd (ALRe), a Bermuda exempted company. AAIA is an indirect wholly owned subsidiary of ALRe. ALRe is a wholly owned subsidiary of Athene Holding Ltd., a Bermuda exempted company. The Company serves as a principal underwriter/distributor for existing variable annuity insurance products of AAIA. New variable annuity insurance product sales were discontinued in 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. (FINRA).

Adopted Accounting Pronouncements
Revenue Recognition (Accounting Standards Update (ASU) 2017-13, ASU 2016-20, ASU 2016-12, ASU 2016-11, ASU 2016-10, ASU 2016-08, ASU 2015-14, and ASU 2014-09)
These updates are based on the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under a contract.

These updates replace all general and most industry-specific revenue recognition guidance, excluding insurance contracts, leases, financial instruments and guarantees, which have been scoped out of these updates. After evaluation of the guidance the Company did not identify any changes in the timing of revenue recognition or changes related to contract costs. The Company has adopted these updates on a modified retrospective basis effective January 1, 2018 and updated its disclosures. The adoptions did not have an impact on the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks, investments in highly liquid instruments with original maturities of three months or less and money market mutual funds. The Company did not possess any cash equivalents as of December 31, 2018.

Service Revenue
AAIA pays the Company a fee for all expenses incurred by the Company, excluding third-party commissions, to satisfy its performance obligation of providing broker dealer services to AAIA, including but not limited to payment of certain expenses related to the administration of AAIA's variable annuity block of business and maintaining relationships with financial institutions. The fee is calculated at a rate of 107% of the expenses incurred by the Company in accordance with the underlying expense sharing agreement. The performance obligation for providing broker-dealer services is satisfied over time since AAIA is receiving and consuming the benefits as they are provided by the Company. Fees are calculated and recorded monthly and are related specifically to the services provided in that period, which are distinct from the services provided in other periods. A receivable for these fees is recorded at each month end which is then settled in the following month.

Broker Dealer Commissions Revenue
The Company earns trail commission revenue primarily from the performance obligation to distribute variable annuity products. The trail commissions earned are based on the net asset value ("NAV") of the

funds held in the variable contract. The Company believes these variable fees paid over time are fully constrained because the fees are linked to NAV, which introduces volatility in a market to the analysis, fees may be earned over a long period of time based on investor behavior as uncertainty on a portion of the fees is resolved over time as NAV is determined and investing activity occurs and past performance of a fund and/or past history of investor behavior may not be indicative of future results or behavior.

Broker Dealer Commissions Expense
AAIA pays commission expenses to third-party broker dealers on behalf of the Company related to asset trail commissions earned on the growth of funds invested in variable annuity contracts. Based on the amount of payments made by AAIA, the Company records broker dealer commission expense to reflect the payment of these amounts on its behalf.

Operating Expenses
Operating expenses, such as technology fees and broker dealer bond insurance premiums, are related to operating activities of the Company and are intended to keep the entity in its good standing. These are expensed in the period to which they relate.

Income Taxes
Beginning in 2018, the Company has elected to be taxed as a corporation and will file US federal and state tax returns on a stand-alone basis.

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of its assets and liabilities using estimated tax rates expected to be in effect for the year in which the differences are expected to reverse. The Company evaluates the likelihood of realizing the benefit of the deferred tax assets and may record a valuation allowance if, based on all available evidence, it is determined it is more likely than not that some portion of the tax benefit will not be realized. The Company did not have a valuation allowance as of December 31, 2018. Any income tax interest and penalties are recognized as income tax expense.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company does not have any uncertain tax positions as of December 31, 2018.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital of $5,000 and its ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had aggregate indebtedness of $148,056 and net capital of $478,063, which was $468,193 in excess of its required net capital of $9,870. The ratio of aggregate indebtedness to net capital was 0.31. The net capital rules may effectively restrict the payment of dividends. The Company claims exemption from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) of the Rule.

3. Capital Contribution

In conjunction with the support agreement discussed in Note 4, AAIA's board of directors has approved capital contributions to be made to the Company from time to time to provide any necessary financial support to the Company to enable it to continue to meet its minimum regulatory requirements as well as its ongoing financial obligations as they come due. During 2018, AAIA contributed $250,000 to the Company.

Effective December 14, 2018, the Company entered into a contribution agreement with ALRe, whereby ALRe contributed $152,000 to the Company in exchange for 34 Class B units of the Company. The contribution was recorded as Class B member's capital within the statement of financial condition. The Company's operating agreement was amended and restated to reflect this new class of membership interest and the admission of an additional member. As a result of this transaction, the Company has two classes of voting units outstanding as of December 31, 2018, Class A and Class B units. The Class A units are held by AAIA and Class B units are held by ALRe, representing 75% and 25% of the voting interest, respectively. All decisions to be made by the members require the affirmative vote of the holders of the majority of the outstanding Class A and Class B units voting together as a single class in accordance with the prescribed voting interests.

4. Fair Value

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, Fair Value Measurement, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 - Quoted prices for inactive markets or valuation techniques that require observable direct or indirect inputs for substantially the full term of the asset or liability.

Level 3 - Prices or valuation techniques with unobservable inputs significant to the overall fair value estimate.

The Company has no financial assets or liabilities classified as Level 2 or Level 3.

The Company's financial instruments consist primarily of cash, prepaid assets, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

5. Related-Party Matters

During 2018, the Company updated its expense sharing agreement with Athene Employee Services, LLC (AES), an affiliate of the Company. Under the terms of the agreement, the Company was charged $46,385 for the use of facilities, services, and personnel of its affiliate in the course of serving as a broker-dealer for the year ended December 31, 2018. These costs have been recognized as salaries, education, and facilities expense within the Statement of Income.

The Company entered into an expense sharing agreement with AAIA in the current year. Under the terms of the agreement, AAIA shall pay a fee for all expenses incurred by Athene Securities in the provision of services to AAIA, excluding third-party commissions, at a rate of 107% of the expenses incurred by the Company. The agreement also specifies the Company be allocated a portion of the third party administrative fees paid by AAIA for the variable annuity block of business. Administrative fees totaling $8,251 were charged to the Company and service revenue totaling $317,460 was earned by the Company in the current year under the terms of the agreement. All other expenses not directly attributable to the operations of the Company are paid by AAIA and are excluded from these financial statements.

All intercompany balances and transactions are settled in cash on a monthly basis.

During 2018, the Company renewed its agreement with Athene USA Corporation (AUSA), an upstream parent of the Company, whereby AUSA has agreed to provide any necessary support required for the Company to meet its minimum regulatory requirements as well as its ongoing financial obligations. In accordance with this agreement, AUSA will provide such support for at least twelve months from the date of the issuance of the financial statements of the Company for the year ending December 31, 2018.

6. Income Taxes

The Company is subject to the U.S. federal corporate tax rate of 21%. Income tax expense consists of the following:

	2018
Current income tax	
Federal	$ 212
State	53
Total current income tax expense	$ 265
Deferred income tax	
Federal	$ 3,941
State	986
Total deferred income tax expense	$ 4,927
Income tax expense	$ 5,192

The Company's income tax liability consists of the following:

	2018
Current income tax liability	$ 265
Deferred income tax liability	4,927
Income tax liability	$ 5,192

The Company's effective tax rate was 25% for the year ended December 31, 2018.

A reconciliation from the U.S. federal statutory income tax rate to the effective tax rate applicable to pre-tax income is as follows:

	2018
Federal statutory income tax rate	21.0%
State taxes, net of federal income tax	4.0
Effective tax rate	25.0%

The Company established a deferred tax liability for the timing difference related to the recognition of prepaid expenses as of December 31, 2018.

7. Commitments and Contingencies

The Company may be subject to legal and regulatory actions in the ordinary course of its business. As of December 31, 2018, the Company has no known legal or regulatory actions outstanding. Under the

Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

8. Subsequent Events

The Company has evaluated subsequent events through February 15, 2019, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2018 that require disclosure or adjustment to the financial statements at that date or for the period then ended.

Supplemental Schedule

Athene Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018 **Schedule I**

1	Total ownership equity from statement of financial condition	$	537,695
2	Deduct ownership equity not allowable for net capital		—
3	Total ownership equity qualified for net capital		537,695
4	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
	B. Other deductions or allowable credits		—
5	Total capital and allowable subordinated liabilities		537,695
6	Deductions and/or charges:		
	A. Total nonallowable assets from statement of financial condition		(59,632)
7	Other additions and/or allowable credits:		
	Deferred tax on unrealized appreciation of investments		—
8	Net capital before haircuts on securities positions		478,063
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit, and commercial paper		
	2. U.S. and Canadian government obligations		
	3. State and municipal government obligations		
	4. Corporate obligations		
	5. Stocks and warrants		
	6. Options		
	7. Arbitrage		
	8. Other securities		
	D. Undue concentration		
	E. Other		
10	Net capital	$	478,063

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2018.

Athene Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018 **Schedule I (continued)**

	Computation of basic net capital requirement		
11	Minimum net capital required (6-2/3% of line 19)	$	9,870
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13	Net capital requirement (greater of line 11 or 12)		9,870
14	Excess net capital (line 10 less 13)		468,193
15	Net capital less greater of 10% of line 19 or 120% of line 12	$	463,257
	Computation of aggregate indebtedness		
16	Total A.I. liabilities from statement of financial condition	$	148,056
17	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		
18	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		
19	Total aggregate indebtedness	$	148,056
20	Percentage of indebtedness to net capital (line 19 / line 10)		30.97%
21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		—%

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2018.